CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
							FOR THE YEAR ENDED DEC. 31,
(THOUSANDS, EXCEPT RATIOS)	2015		2014		2013		2012		2011
Net income	$141,350		$154,316		$150,410		$146,848		$142,835
Income tax expense	79,294		76,974		79,381		68,133		69,409
Total fixed charges (from below)	78,364		77,230		85,103		84,901		101,157
Total earnings	$299,008		$308,520	*	$314,894	*	$299,882		$313,401

Fixed charges
Interest	$74,394		$73,140		$80,905		$79,975		$96,495
Amortization of debt expense, premium, net	3,052		3,113		3,088		2,819		2,382
Portion of rentals representative of an interest factor	572		489		488		489		493
Interest of capitalized lease	346		488		622		1,618		1,787
Total fixed charges	$78,364		$77,230		$85,103		$84,901	†	$101,157

Ratio of earnings to fixed charges	3.82	x	3.99	x	3.70	x	3.53	x	3.10	x

*
For the years ended December 31, 2014 and 2013, the calculation of total earnings was corrected to remove the effects of approximately $0.4 million and $0.2 million, respectively, of amortization of capitalized interest.

†	For the year ended December 31, 2012, total fixed charges was corrected to exclude the effects of approximately $1.5 million of interest charges.